Exhibit 99.1

FOR immediate RELEASE

Investor Relations:	Media Relations
Chris Burns Ph: 800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: +44-751-559-7858

ELAN ANNOUNCES INTENT TO OFFER US$500 MILLION IN AGGREGATE

PRINCIPAL AMOUNT OF SENIOR NOTES DUE 2019

DUBLIN, IRELAND – September 25, 2012 - Elan Corporation, plc (“Elan”) (NYSE: ELN) today announced that its wholly-owned subsidiaries, Elan Finance public limited company (“Elan Finance”) and Elan Finance Corp. (“Elan Corp.” and together with Elan Finance, the “Issuers”), intend to offer, subject to market conditions, US$500 million in aggregate principal amount of Senior Notes due 2019 (the “Notes”). The Notes will be offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes will be fully and unconditionally guaranteed by Elan and certain of its subsidiaries. The net proceeds of the offering will be used, together with available cash, to pay the applicable consideration, accrued and unpaid interest and related fees and expenses in connection with the Issuers’ previously-announced tender offer (the “Tender Offer”) to purchase any and all of their outstanding 8.75% Senior Notes due 2016 issued on October 2, 2009 and 8.75% Senior Notes due 2016 issued on August 17, 2010. The Issuers intend to redeem any 8.75% Senior Notes that remain outstanding following the Tender Offer in accordance with their terms.

The Notes have not been registered under the Securities Act, or any state securities laws and may not be offered or sold in the United States or to U.S. persons absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

Safe Harbor/Forward-Looking Statements

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.

The information contained in this press release is not for publication or distribution in Canada, Australia or Japan and does not constitute an offer of securities for sale in Canada, Australia or Japan.

In the United Kingdom, this press release is directed only at (i) Persons who have professional experience in matters relating to investments falling within Article 19(1) of The Financial Services And Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and (ii) High Net Worth Entities falling within Article 49(2) of The Order and (iii) persons to whom it would otherwise be lawful to distribute it (all such persons together being referred to as “Relevant Persons”).

In addition, if and to the extent that this press release is communicated in any EEA member state that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any member state, the “Prospectus Directive”), this press release is only addressed to and directed at persons in that member state who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that member state. This press release does not constitute a prospectus within the meaning of the Prospectus Directive. This press release does not constitute an advertisement for the purposes of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (as amended).

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the completion of the offering and the expected application of the net proceeds of the offering. You can identify these statements by the fact that they use words such as “expect”, “estimate”, and “intend” and other words and terms of similar meaning in connection with any discussion of future events. Factors that could affect whether the offering is completed and the proceeds are applied as expected include, among other things, uncertainties related to corporate debt securities generally, the securities of biotechnology companies generally and for Elan’s debt securities in particular. A further list and description of risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 and in its

Reports of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

###

SOURCE: Elan Corporation, plc:

3